

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 19, 2018

<u>Via E-mail</u>
Jeffrey C. Dutton
Chief Executive Officer
GrafTech International Ltd.
982 Keynote Circle
Brooklyn Heights, OH 44131

     Re: **GrafTech International Ltd.**
             Draft Registration Statement on Form S-1
             Submitted December 22, 2017
             CIK No. 0000931148

Dear Mr. Dutton:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your use of various metrics and the other measures throughout to illustrate how you assess your business and results. Please add disclosure to clarify the inputs and assumptions underlying the various metrics. Without limitation, additional comments below identify certain specific areas of concern.

<u>Industry and Market Data, page ii</u>

2.   Please tell us whether you commissioned any of the industry and market data presented in your document.

GrafTech historical annual realized pricing and signed three- and five-year contract pricing for graphite electrodes, page 2

3.   Describe in more detail the inputs to each measure presented. For example, do the average MT prices reflect incentives, rebates or returns, or similar items?

4.   If material, please discuss any relationship between the average prices and cost of raw materials year over year. Also explain how your 2010 acquisition of Seadrift has impacted the data presented. Do your contacts allow you to pass along any changes related to your costs of raw materials?

5.   Explain whether the estimated weighted average contract price reflects the contracted minimum amount the buyer must purchase, or the gross amount of the contract, whether or not amounts are mandatory, or some other amount. Explain what might make the expected average realized prices differ from the weighted average contract price.

6.   Describe the difference between "average realized prices," "average pricing" here, and "weighted average selling price" presented on page 45.

Key developments, page 3

7.   In view of your disclosure on pages 3 and 7 regarding key developments and competitive strengths, please discuss any potential challenges presented since you became an indirect wholly owned subsidiary of Brookfield Asset Management through a tender offer to shareholders, such as changes to management.

The recent restructuring of the graphic electrode industry, page 5

8.   Please expand your disclosure on page 6 to state your net losses for the year ended December 31, 2016 and the nine months ended September 30, 2017.

Our experienced executive leadership and general managers, page 9

9.   Please expand the appropriate section to explain what you mean by the "LEAN and Six Sigma initiatives" mentioned in the last paragraph on page 9.

Implications of Being an Emerging Growth Company, page 11

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

11.   We note you qualify as an emerging growth company as defined in the Jumpstart Our
        Business Startups Act of 2012 and that you may take advantage of specified reduced
        disclosure and other requirements that are otherwise applicable generally to public
        companies, which are not emerging growth companies. Please clearly disclose your
        election under Section 107(b) of the Jobs Act regarding whether you elect to opt-out of
        the extended transition period for complying with new or revised accounting standards
        and include a statement that the election is irrevocable.

Capitalization, page 36

12.   Please explain to us how you calculated "total capitalization" in the table on page 36
        since it is not the sum of total debt and stockholders' equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 45

13.   You present 7 different operating metrics in the chart on page 45, but do not discuss
        changes in each of these measures within your comparative disclosure. Please revise to
        include such a discussion or advise.

14.   Discuss whether your shipment metric nets returns, replacements or other issues that
        might affect whether the shipment represents a sale of the product.

15.   Discuss any material assumptions underlying the metrics.

Results of Operations and Segment Review, Provision for income taxes, page 47 and 50

16.   Revise to describe and quantify the reasons for changes in the effective income tax rate
        each period. We note that you currently only discuss how the effective tax rate differed
        from the U.S. statutory rate.

Management, page 90

17.   Revise the disclosure on page 90 to disclose when Mr. Bloom joined your company.

18.   Clarify the dates during which your officers and directors served in the cited roles. For
        example, it is unclear when Mr. Gordon served as Managing Director at BAM .

Underwriting, page 109

19.   We note your disclosure in the third paragraph of this section about changing the offering
        price and other selling terms.   If true, revise to clarify that you are referring to changes
        after completion of this offering.

Consolidated Financial Statements

Note (3) Segment Reporting, page F-9

Note (5) Segment Reporting, page F-45

20.   We note that you provide segment operating (loss) income; however, you only report one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one single operating segment complies with the objective of ASC 280-10-10.

21.   As a related matter, it appears that your presentation of segment operating (loss) income is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

22.   We reference the disclosure on page F-5 that your only reportable segment, Industrial Materials, is comprised of two major product categories, graphite electrodes and needle coke products. Please explain to us why you have not provided the entity wide disclosures required by ASC 280-10-50-40.

    You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Sandra L. Flow, Esq.